ASX RELEASE | April 24, 2019 | ASX:PLL; NASDAQ:PLL

INITIAL CENTRAL MINERAL RESOURCE ESTIMATE BOOSTS TOTAL PROJECT RESOURCES
•	Initial Mineral Resource at Central property of 2.80 Mt @ 1.34% Li2O based on only 18 drill holes
•	Project-wide Mineral Resources increased to 19.0 Mt @ 1.15% Li2O
•	Phase 4 drilling continues with three rigs operating on the Core property
•	Core Mineral Resource update expected in June 2019 based on approximately 70 Phase 4 holes

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce an initial Mineral Resource estimate on its Central property of 2.8 Mt at 1.34% Li2O.  Approximately 50% or 1.41 million tonnes of the Mineral Resource is classified in the Indicated Resource category.  The Mineral Resource estimate has been prepared by independent consultants, CSA Global Pty Ltd (“CSA”) and is reported in accordance with JORC Code (2012 Edition).
The reported Central Mineral Resource estimate (“MRE”) above is based on 18 diamond core holes totaling 2,840 meters. Significant intercepts from all 18 holes are reported in Appendix 1.  The deposit is open in all directions. The Central Property is located approximately 1 mile south of the Core Property (Figure 1).  The Company’s project-wide Mineral Resources now total 19.0 Mt at 1.15% Li2O.
Piedmont Lithium Project Mineral Resource Estimate Summary (0.4% cut-off)
Resource Category	Core Property		Central Property		Total
	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)
Indicated	8.50	1.15	1.41	1.38	9.91	1.18
Inferred	7.70	1.09	1.39	1.29	9.09	1.12
Total	16.20	1.12	2.80	1.34	19.00	1.15
Phase 4 drilling is ongoing and the Company expects to announce a further Mineral Resource update in June 2019.  The Central MRE and overall Resource update will be included in the Project’s updated scoping study scheduled for July 2019.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are very pleased with the initial high-grade Mineral Resource Estimate at Central.  This is a property with great potential and the MRE is based on only 18 drill holes, 16 of which encountered thick, high-grade mineralization.  We hope to expand our land holdings in this area and ultimately drill out a substantially larger resource at Central.  Phase 4 drilling continues with 3 rigs operating on the Core property and we expect a material resource upgrade in June.  The Piedmont project is quickly becoming one of the largest hard-rock lithium projects in North America, while enjoying all the benefits of our unique North Carolina, USA location.”
For further information, contact:
Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
Core Property
Mineral Resource
16.2 Mt @ 1.12% Li_2O
G Corridor
S Corridor
F Corridor
B Corridor
Central Property
Mineral Resource
2.8 Mt @ 1.34% Li_2O
Piedmont boundary
Central indicated resource
Central inferred resource
Core resource
Resource constraining shell
Exploration target
Potential mineralized trend
Drillholes
500 m

Figure 1.  Resource Location Map
Summary of Resource Estimate and Reporting Criteria
This ASX announcement has been prepared in compliance with JORC Code (2012 Edition) and the ASX Listing Rules.  The Company has included in Appendix 2 the Table Checklist of Assessment and Reporting Criteria for the Piedmont Lithium Project as prescribed by the JORC Code (2012 Edition) and the ASX Listing Rules.
The following is a summary of the pertinent information used in the MRE with the full details provided in Table 1 included as Appendix 2: JORC Table 1.
Geology and Geological Interpretation
Regionally, the Carolina Tin-Spodumene belt extends for 40 kilometers along the litho tectonic boundary between the Inner Piedmont and Kings Mountain belts. The mineralized pegmatites are thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as lithium (Li) and tin (Sn). The dikes are considered to be unzoned.

On the property scale, spodumene pegmatites are hosted in a fine to medium grained, weakly to moderately foliated metasediments. The spodumene pegmatites range from fine grained (aplite) to very coarse-grained pegmatite with primary mineralogy consisting of spodumene, quartz, plagioclase, potassium-feldspar and muscovite.
The resource is comprised of two sub parallel northeast trending spodumene bearing pegmatite dikes.  The western dike is defined by 11 drill holes for a strike length of 370 meters and to a depth of 230 meters.  This dike dips steeply to the southeast and remains open in all directions (Figure 3A).
The eastern dike has been intersected by 5 drill holes, traced for 220 meters and is nearly vertical in its orientation (Figure 3B).  The dike is high grade and has produced some of Piedmont’s best drill results to date including 43.2 meters @ 1.73% Li2O.  This dike also remains open in all directions.

Central Property
Mineral Resource
2.8 Mt @ 1.34% Li_2O
Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
A
A'
B
B'
18-CT-001
18-CT-002
18-CT-003
18-CT-004
18-CT-005
18-CT-006
18-CT-007
18-CT-008
18-CT-009
18-CT-010
18-CT-011
19-CT-012
19-CT-013
19-CT-014
19-CT-015
19-CT-016
19-CT-017
19-CT-018
Property boundary
Indicated resource
Inferred resource
Exploration target areas
Drillholes
250 m

Figure 2. Central Mineral Resource Estimate showing classification categories.

A
A'
18-CT-005
18-CT-004
19-CT-013
200 m RL
100 m RL
A
A'
Li$_2$O Grade (%)
<=1.00
1.01 - 1.59
>=1.60
100 m
B
B'
19-CT-014
19-CT-015
200 m RL
100 m RL
B
B'
Li$_2$O Grade (%)
<=1.00
1.01 - 1.59
>=1.60
100 m

Figures 3A, 3B.  Cross sections of dikes showing the grade distribution for the resource block model.
Drilling and Sampling Techniques
The reported Central Mineral Resource estimate (“MRE”) above is based on 18 diamond core holes totaling 2,840 meters. Significant intercepts from all 18 holes are reported in Appendix 1.
All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered. Drill core was recovered from surface.
Oriented core was collected on select drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. This data was highly beneficial in the interpretation of the pegmatite dikes.
The drill spacing is approximately 40 to 80 meters along strike and down dip.  This spacing is sufficient to establish continuity in geology and grade for this pegmatite system.
Drill collars were located with the differential global positioning system (DGPS) with the Trimble Geo 7 unit which resulted in accuracies <1 meter. All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.
Down hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters (50 feet) and recorded depth, azimuth, and inclination. All holes were geologically and geotechnically logged. All holes were photographed prior to sampling. Sampled zones were subsequently photographed a second time after the samples had been marked.
The core was cut in half with a diamond saw with one half submitted as the sample and the other half retained for reference. Standard sample intervals were a minimum of 0.35m and a maximum of

1.5m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts). A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%). Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals.
Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.
Sample Analysis Method
All samples were shipped to the SGS laboratory in Lakefield, Ontario. The preparation code was CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns). The analyses code was GE ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li. The over-range method code for Li >5,000 ppm is GE ICP90A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 5% respectively.
Resource Estimation Methodology
Lithological and structural features were defined based upon geological knowledge of the deposit derived from drill core logs and geological observations on surface. Wireframe models of 4 pegmatite bodies were created in Micromine 2014® by joining polygon interpretations made on cross sections and level plans spaced at 40 meters. Weathering profiles representing the base of saprolite and overburden were modelled based upon drill hole geological logging. A topographic digital terrain model was derived from a 2003 North Carolina State Lidar survey with a lateral resolution of 5 meters and an accuracy of +/-2 meters.
A rotated block model orientated to 40 degrees was constructed in Datamine StudioRM® that encompasses all modelled dikes using a parent cell size of 5 m (E) by 20 m (N) by 20m (Z). The drill hole files were flagged by the pegmatite and weathering domains they intersected. Statistical analysis of the domained data was undertaken in SuperVisor®. Samples were regularized to 1 meter composite lengths and a review of high-grade outliers was undertaken. Regularized sample grades that fell within the pegmatite model were analyzed for directional dependence in order to develop parameters for Li2O grade interpolation by Ordinary Kriging and Inverse Distance Weighting methods. For each modelled pegmatite, regularized sample grades were interpolated into the corresponding pegmatite block model. Dry bulk density determinations collected from the Piedmont properties were statistically analyzed to determine an appropriate value to assign to pegmatites and waste rock.
Block grade interpolation was validated by means of swath plots, comparison of mean sample and block model Li2O grades and overlapping Li2O grade distribution charts for sample and block model data. Cross sections of the block model with drill hole data superimposed were also reviewed.

Classification Criteria
Resource classification parameters are based on the validity and robustness of input data and the estimator’s judgment with respect to the proximity of resource blocks to sample locations and confidence with respect to the geological continuity of the pegmatite interpretations and grade estimates.
All blocks captured in pegmatite dike interpretation wireframes below the topography surface are classified as Inferred.
Indicated classification boundaries that define a region of blocks that, overall, meet the following criteria: Within major pegmatite dikes with along strike and down dip continuity greater than 100 meters and 50 meters respectively and with a true thickness greater than 2.5 meters; and are informed by at least two drill holes and eight samples within a range of approximately 25 meters to the nearest drill hole in the along strike or strike and downdip directions.
No Measured category resources are estimated.
Cut-Off Grade, Mining and Metallurgical methods and parameters
The Mineral Resource Estimate is reported at a 0.4% Li2O cut-off grade, in line with cut off grades utilized at comparable deposits.
The depth, geometry, grade and metallurgical recovery of pegmatites at the Central property make them amenable to exploitation by open pit mining methods.  Pegmatites of the same mineralogy and physical characteristics are located at the Core Property one mile away. These pegmatites were demonstrated as amenable to open pit mining and processing methods in the Company’s updated Scoping Study previously announced on September 12, 2018.
The sensitivity of the resource to a conceptual pit shell derived from a Whittle optimization using a revenue factor (USD$750/t for a nominal 6% Li2O concentrate) was investigated. The conceptual shell extends to the base of the resource model and beyond the modelled strike extent of the resource model. Accordingly, the entire resource is considered to have reasonable prospects of eventual economic extraction.
Future Exploration and Exploration Target
Exploration to date has identified pegmatite dikes that are open along strike and at depth and warrant further exploration.
•
Along strike extensions: To the south of the eastern dike, results from surface sampling support the continuation of pegmatite 330 m along strike south to the property boundary.  The western dike is projected 90 m south to the property boundary.

Modelled extensions to major dikes (Figure 2), have a total strike length of 420 meters. For each extension, after consideration of modelled pegmatite continuity, the potential downdip extent and accumulated true thickness were estimated. These average 150 meters and 10 meters respectively and generate a total volume of approximately 0.6 million cubic meters.
•
Down dip extensions: Drilling at the property has intersected mineralization with reasonable prospects of economic extraction to a depth of 180 meters below surface and supports the targeting of pegmatite over 50 meters down dip along a cumulative modelled strike length of 600 meters. At average thickness of 10 meters, these extensions would generate a total volume of approximately 0.3 million cubic meters.

To determine potential tonnage and grade ranges at the deposit, density values and Li2O assay values from drilling have been applied to the volume estimates. To derive tonnage values a density value of 2.71 g/cm3 is applied to a target volume range of 0.7 million cubic meters to 0.9 million cubic meters. The average grade of the 2018 Core Property MRE and the grade of Central property MRE are applied to estimated tonnages.
Using the above parameters an Exploration Target of between 2.0 to 2.5 million tonnes at a grade of between 1.1% and 1.3% Li2O is approximated for the Central Property. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.
This Exploration Target is based on the actual results of Piedmont’s previous drill programs. To further develop this deposit and develop the Mineral Resource, the Company will complete additional step out and infill drilling to establish geological and grade continuity within the Corridor Extensions aiming for a drill spacing of 40 x 40 meters.

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O.  The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.
The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Exploration Targets and Mineral Resources is based on, and fairly represents, information compiled or reviewed by Mr. Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr. McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr. McGarry has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. McGarry consents to the inclusion in this report of the results of the matters based on his information in the form and context in which it appears.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Appendix 1- Drill Core Assay Data
Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
18-CT-001	473181.9	3913531.3	274.2	314.0	-53.5	149.55		45.89	48.42	2.53	1.04
							and	63.00	72.55	9.55	1.18
							including	67.00	71.00	4.00	1.88
18-CT-002	473196.2	3913497.6	275.8	316.0	-55.1	200.0		74.70	108.67	33.97	1.04
							including	75.70	81.70	6.00	1.49
							including	90.70	104.70	14.00	1.24
18-CT-003	472916.3	3913493.4	275.1	301.0	-54.7	150.0		No Significant Intercepts
18-CT-004	473208.3	3913458.3	278.6	319.0	-57.3	161.0		129.70	148.84	19.14	1.65
18-CT-005	473168.4	3913483.5	278.2	310.0	-55.8	144.0		72.74	77.13	4.39	1.73
							and	85.78	93.54	7.76	1.69
18-CT-006	473102.9	3913441.5	283.7	310.0	-56.0	166.0		No Significant Intercepts
18-CT-007	473138.1	3913411.1	284.7	312.0	-56.6	121.0		92.70	103.88	11.18	1.01
							including	99.70	102.00	2.30	1.69
18-CT-008	473038.3	3913375.0	283.1	306.0	-56.1	119.0		48.45	53.50	5.05	1.19
18-CT-009	473252.0	3913535.6	275.7	310.0	-52.6	164.0		127.90	143.00	15.10	1.24
18-CT-010	473299.7	3913587.0	275.6	314.0	-55.7	185.0		152.17	156.44	4.27	1.57
							and	166.27	175.62	9.35	1.38
19-CT-011	473255.2	3913623.4	273.4	313.0	-55.6	145.0		73.82	83.08	9.26	1.14
							and	134.1	139.85	5.75	1.05
19-CT-012	473141.6	3913350.2	286.1	309	-54.2	195.0		90.56	93.58	3.02	0.66
							and	111.34	119.78	8.44	1.32
19-CT-013	473246.1	3913425.6	281.4	309	-58.7	215.0		194.21	208.32	14.11	1.61
							including	202.00	207.13	5.13	2.05
19-CT-014	473406.1	3913546.7	283.6	300	-55.8	140.0		69.83	112.98	43.15	1.73
							including	70.83	89.36	18.53	1.82
							including	94.12	104.57	10.45	2.29
19_CT-015	473406.1	3913546.7	283.6	295	-69.2	179.0		135.62	163.72	28.1	1.35
18-CT-016	473426.3	3913607.8	281.8	280.0	-48.2	200.0		28.50	45.78	17.28	1.47
							and	141.49	144.00	2.51	1.16
18-CT-017	473378.5	3913516.8	282.3	303.0	-53.9	98.0		54.40	78.58	24.18	1.65
18-CT-018	473367.4	3913476.6	282.3	300.0	-52.9	109.0		73.34	89.75	16.41	1.48

Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria
Section 1 Sampling Techniques and Data
Criteria	JORC Code explanation	Commentary
Sampling techniques
>Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.
>Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
>Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

All results reported are from diamond core samples. The core was sawn at an orientation not influenced by the distribution of mineralization within the drill core (i.e. bisecting mineralized veins or cut perpendicular to a fabric in the rock that is independent of mineralization, such as foliation). Diamond drilling provided continuous core which allowed continuous sampling of mineralized zones.  The core sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core (except in saprolitic areas of poor recovery where sample intervals may exceed 1.5m in length) and took into account lithological boundaries (i.e. sample was to, and not across, major contacts).
Standards and blanks were inserted into the sample stream to assess the accuracy, precision and methodology of the external laboratories used. In addition, field duplicate samples were inserted to assess the variability of the mineralization., The laboratories undertake their own duplicate sampling as part of their internal QA/QC processes. Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Drilling techniques
>Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.
Oriented core was collected on all drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Drill sample recovery
>Method of recording and assessing core and chip sample recoveries and results assessed.
>Measures taken to maximise sample recovery and ensure representative nature of the samples.
>Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:
1.Re-aligning the broken core in its original position as closely as possible.
2.The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimeter.
3.The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.
4.The core was photographed again immediately before sampling with the sample numbers visible.
Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Logging
>Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
>Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.
>The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.
Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.
The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.
All the core from the eighteen holes reported was logged.

Criteria	JORC Code explanation	Commentary
Quality of assay data and laboratory tests
>The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
>For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.
>Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

All samples from the Central Properties drilling were shipped to the SGS laboratory in Lakefield, Ontario.
The preparation code was CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).
The analyses code was GE ICP91A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 50,000 (5%) ppm respectively.
Selected samples where analyzed using ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li and samples >5,000ppm were run using GE ICP90A.
Accuracy monitoring was achieved through submission and monitoring of certified reference materials (CRMs).
Sample numbering and the inclusion of CRMs was the responsibility of the project geologist submitting the samples. A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).
The CRMs used for this program were supplied by Geostats Pty Ltd of Perth, Western Australia.  Details of the CRMs are provided below. A sequence of these CRMs covering a range in Li values and, including blanks, were submitted to the laboratory along with all dispatched samples so as to ensure each run of 100 samples contains the full range of control materials. The CRMs were submitted as “blind” control samples not identifiable by the laboratory.
Details of CRMs used in the drill program (all values ppm):

		CRM	Manufacturer	Lithium	1 Std Dev
		GTA-02	Geostats	1827	31
		GTA-04	Geostats	9275	213
		GTA-08	Geostats	1102	50
		GTA-09	Geostats	4837	174
Sampling precision was monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples were consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals. Random sampling precision was monitored by splitting samples at the sample crushing stage (coarse crush duplicate) and at the final sub-sampling stage for analysis (pulp duplicates).  The coarse, jaw-crushed, reject material was split into two preparation duplicates, sometimes referred to as second cuts, crusher or preparation duplicates, which were then pulverized and analyzed separately. These duplicate samples were selected randomly by the laboratory. Analytical precision was also monitored using pulp duplicates, sometimes referred to as replicates or repeats. Data from all three types of duplicate analyses was used to constrain sampling variance at different stages of the sampling and preparation process.
Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy

Verification of sampling and assaying
>The verification of significant intersections by either independent or alternative company personnel.
>The use of twinned holes.
>Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
>Discuss any adjustment to assay data.

Multiple representatives of Piedmont Lithium, Inc. have inspected and verified the results.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site, facilities and reviewed core logging and sampling workflow as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.
No holes were twinned.
Three-meter rods and core barrels were used. Li% was converted to Li2O by multiplying Li% by 2.153.

Location of data points
>Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
>Specification of the grid system used.
>Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.
All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.
Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters and recorded depth, azimuth, and inclination.

Criteria	JORC Code explanation	Commentary
Orientation of data in relation to geological structure
>Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
>If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.
The drill holes were designed and oriented with inclinations ranging from -55 to -70 degrees, to best intersect the pegmatite bodies as close to perpendicularly as possible.
Sample security	>The measures taken to ensure sample security.
Drill core samples were shipped directly from the core shack by the project geologist in sealed rice bags or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each bag was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt

Audits or reviews	>The results of any audits or reviews of sampling techniques and data.
CSA developed a “Standard Operating Procedures” manual in preparation for the drilling program.  CSA reviews all logging and assay data, as well as merges all data in to database that is held off site.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site and facilities as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

Section 2 Reporting of Exploration Results
Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.
>The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long-term lease) approximately 2,105 acres of surface property and the associated mineral rights from the local landowners.
There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a license to operate in this area.

Exploration done by other parties	>Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	>Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho-tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Drill hole Information
>A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
>easting and northing of the drill hole collar
>elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar
>dip and azimuth of the hole
>down hole length and interception depth
>hole length.
>If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
Details of all reported drill holes are provided in Appendix 1 of this report.
Data aggregation methods
>In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
>Where aggregate intercepts incorporate short lengths of high-grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
>The assumptions used for any reporting of metal equivalent values should be clearly stated.

All intercepts reported are for down hole thickness not true thickness.
Weighted averaging was used in preparing the intercepts reported.
The drill intercepts were calculated by adding the weighted value (drill length x assay) for each sample across the entire pegmatite divided by the total drill thickness of the pegmatite. For each mineralized pegmatite, all assays were used in the composite calculations with no upper or lower cut-offs. Mineralized pegmatite is defined as spodumene bearing pegmatite.
Intercepts were reported for entire pegmatites, taking into account lithological boundaries (i.e. sample to, and not across, major contacts), with additional high-grade sub intervals reported from the same pegmatite. In the case where thin wall rock intervals were included, a value of 0% Li2O was inserted for the assay value, thus giving that individual sample a weighted value of 0% Li2O.
Cumulative thicknesses are reported for select drill holes. These cumulative thicknesses do not represent continuous mineralized intercepts. The cumulative thickness for a drill hole is calculated by adding the drill widths of two or more mineralized pegmatites encountered in the drill hole, all other intervals are omitted from the calculation.
Li% was converted to Li2O% by multiplying Li% by 2.153.

Criteria	JORC Code explanation	Commentary
Relationship between mineralisation widths and intercept lengths
>These relationships are particularly important in the reporting of Exploration Results.
>If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
>If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).

Drill intercepts are reported as Li2O% over the drill length, not true thickness.  The pegmatites targeted strike northeast-southwest and dip moderately to the southeast.  All holes were drilled to the northwest and with inclinations ranging between -55 and -70.

Diagrams
>Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
Appropriate diagrams, including a drill plan map and cross-section, are included in the main body of this report.
Balanced reporting
>Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All of the relevant exploration data for the Exploration Results available at this time has been provided in this report.
Other substantive exploration data
>Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.
Soil sampling and walking magnetometer geophysical surveys have been completed on the Central property.
Further work
>The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
>Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

.
Piedmont plans to release an updated Scoping Study midsummer 2019 which will include Core and Central Properties in Q2 2019.

Additional drilling at Central Property is planned for the latter part of 2019.

Section 3 Estimation and Reporting of Mineral Resources
Criteria	JORC Code explanation	Commentary
Database integrity	>Measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes.
Geological and geotechnical observations are recorded digitally in Microsoft Excel logging templates using standardized logging codes developed for the project.  Populated templates are imported into a central SQL database by a CSA Global database specialist via Datashed® import and validation functions to minimize risk of transcription errors. Likewise, sample data and analytical results are imported directly into the central database from the independent laboratory.

>Data validation procedures used.
An extract of the central database was validated by the Competent Person for internal integrity via Micromine ® validation functions. This includes logical integrity checks of drill hole deviation rates, presence of data beyond the hole depth maximum, and overlapping from-to errors within interval data. Visual validation checks were also made for obviously spurious collar co-ordinates or downhole survey values.

Site visits	>Comment on any site visits undertaken by the Competent Person and the outcome of those visits.
CSA Global Competent Person; Leon McGarry P.Geo, has undertaken multiple personal inspections of the Piedmont properties during 2017, 2018 and 2019 to review exploration sites, drill core and work practices. The site geology, sample collection, and logging data collection procedures were reviewed. A semi-random selection of drill collar locations at the Core, Central and Sunnyside properties was verified. The presence of spodumene hosted lithium mineralization was verified by the visual inspection of core samples from the Central Property and by the collection of independent check samples from drill core and outcrop from the Core Property. The outcome of the site visits was that data has been collected in a manner that supports reporting a Mineral Resource estimate for the Central Property in accordance with the JORC Code, and controls to the mineralization are well-understood.

	>If no site visits have been undertaken indicate why this is the case.	Site visits have been conducted.
Geological interpretation	>Confidence in (or conversely, the uncertainty of) the geological interpretation of the mineral deposit.
Geological models developed for the Central deposit are based on the lithological logging of visually distinct pegmatite spodumene bearing pegmatites within amphibolite-biotite schist and metasedimentary host facies. Deposit geology is well understood based on surface pegmatite outcrops and drilling at spacings sufficient to provide multiple points of observation for modelled geological features. Thicker units show good continuity between points of observation and allow a higher level of confidence for volume and mineralization interpretations. Whereas, thinner units tend to be more discontinuous and interpretations have more uncertainty.

>Nature of the data used and of any assumptions made.
Input data used for geological modelling are derived from qualitative interpretation of observed lithology and alteration features; semi-quantitative interpretation of mineral composition and the orientation of structural features; and quantitative determinations of the geochemical composition of samples returned from core drilling.

>The effect, if any, of alternative interpretations on Mineral Resource estimation.
Geological models developed for the Central deposit are underpinned by a good understanding of the deposit geology at the Piedmont properties. Based on input drill hole data, including orientated core measurements, and surface mapping, pegmatite dikes were modelled as variably orientated vertical to sub-horizontal features. Where drill data is sparse (i.e. at 80 m spacings) alternative interpretations, of the continuity of individual pegmatites between holes could be made. Alternate interpretations would adjust tonnage estimates locally but would not likely yield a more geologically reasonable result, or impact tonnage and grade estimates beyond an amount congruent with assigned confidence classifications.

>The use of geology in guiding and controlling Mineral Resource estimation.
The model developed for mineralization is guided by observed geological features and is principally controlled by the interpreted presence or absence of spodumene bearing pegmatite. Estimated deposit densities are controlled by interpreted weathering surfaces. Above the saprolite surface, and in outcrop, spodumene bearing pegmatites have variable Li2O grade populations, sufficiently similar to fresh rock, allowing Li2O grade estimates to be uncontrolled by interpreted weathering surfaces.

>The factors affecting continuity both of grade and geology.
Geological continuity is controlled by the preference for fractionated pegmatitic fluids to follow preferential structural pathways within the amphibolite-facies host rocks. Grade continuity within the pegmatite is controlled by pegmatite thickness, degree of fluid fractionation and the intensity of spodumene alteration to muscovite and amount of weathering. Modelled pegmatite extent is limited to within the Central Property permit boundary.

Dimensions	>The extent and variability of the Mineral Resource expressed as length (along strike or otherwise), plan width, and depth below surface to the upper and lower limits of the Mineral Resource.
Spodumene bearing pegmatite dikes on the Central Property fall within a corridor that extends over a strike length of up to 0.35 km and contains a pair of thicker spodumene bearing pegmatite dikes of 10 m to 20 m true thickness at their core. These major dikes strike north-east and dip steeply to the south-east dipping. Dikes are intersected by drilling to a depth of 200 m down dip. Although individual units may pinch out, the deposit is open at depth. The Central Mineral Resource has a maximum vertical depth of 250 m,

Criteria	JORC Code explanation	Commentary

beginning at the topography surface. On average, the model extends to 200 m below surface.
Predominantly, entire intervals of spodumene bearing pegmatite are selected for modelling. Occasionally interstitial waste material 1 m to 2 m in thickness may be included to facilitate modelling at a resolution appropriate for available data spacings. No minimum thickness criteria are used for modelling of dikes; however pegmatite must be present in at least two drill holes to ensure adequate control on model geometry. Generally, spodumene bearing pegmatite models are sufficient for use as MRE domains. Completely waste intervals below a nominal low-grade limit of 0.25% Li2O at the periphery of pegmatite units were not included in the model.

Estimation and modelling techniques
>The nature and appropriateness of the estimation technique(s) applied and key assumptions, including treatment of extreme grade values, domaining, interpolation parameters and maximum distance of extrapolation from data points. If a computer assisted estimation method was chosen include a description of computer software and parameters used.

Samples coded by the modelled pegmatite domain they exploit were composited to 1 m intervals, a length equal to the dominant raw drill hole sample interval, and were then evaluated for the presence of extreme grades. Domained samples underwent spatial analysis within the Supervisor™ software which was used to define semi-variogram models for the Li2O grades and develop search ellipsoids and parameters. A three-pass search strategy was employed, with successive searches using more relaxed parameters for selection of input composite data and/or a larger search radius. The Central Property Mineral Resource has been estimated using Ordinary Kriging into a block model created in Datamine StuidoRM®. The Li2O variable was estimated independently in a univariate sense.

	>The availability of check estimates, previous estimates and/or mine production records and whether the Mineral Resource estimate takes appropriate account of such data.	This Central Property Mineral Resource estimate is a maiden resource. The resource estimate interpolation was checked visually, statistically, and using an Inverse Distance Weighted estimate.
>The assumptions made regarding recovery of by-products.
Although commonly used industrial minerals such as quartz, feldspar and mica are present within dikes, there is currently insufficient information to make assumptions about the extent and grade of secondary product minerals at the Central deposit, such that they could be considered in this Mineral Resource estimate.

>Estimation of deleterious elements or other non-grade variables of economic significance (e.g. sulphur for acid mine drainage characterisation).
Core Property pegmatites have comparable minerology and physical properties to pegmatites at the Central Property. For Core Property pegmatites deleterious elements, such as iron are reported to be at acceptably to low levels. Accordingly, it is assumed that such elements will not impede the economic extraction of the modelled grade element (Li) and no estimates for other elements were generated.

>In the case of block model interpolation, the block size in relation to the average sample spacing and the search employed.
A rotated block model orientated at 40 degrees was generated. Given the variable orientation and the thickness the domains, a block size of 5 mE × 20 mN × 20mRL, sub-celled to a minimum resolution of 1.25 mE, 2.5 mN and 2.5 mRL was selected to honor steeply dipping pegmatites in the across strike dimension,. This compares to an average drill hole spacing of 40 m within the more densely informed areas of the deposit, that increases up to an 80 m spacing in less well-informed portions of the deposit. Blocks fit within all search ellipse volumes and are aligned to the dominant strike of pegmatites.

>Any assumptions behind modelling of selective mining units.
Block dimensions are assumed to be appropriate for the mining selectivity achievable via open-pit mining method and likely bench heights. At the neighboring Hallman-Beam mine operating benches of 9 m were mined.

>Any assumptions about correlation between variables.
Only one variable is modelled. Other than lithium analyses, there are insufficient geochemical data to allow a meaningful analysis of correlation between lithium and, for example, tin and tantalum. There is no obvious correlation between pegmatite Li2O grade and density and the relationship is not considered in the estimate.

>Description of how the geological interpretation was used to control the resource estimates.
Modelled pegmatite dikes host and constrain the mineralization model. Each pegmatite domain was estimated independently with hard boundaries assumed for each domain. The dominant modelled orientation of pegmatite units was used to inform search ellipse parameters so that in-situ grade trends are reflected in the block model.

>Discussion of basis for using or not using grade cutting or capping.
Domained Li2O grade data was assessed via histogram and log probability plots to identify extreme values based on observed breaks in the continuity of the grade distributions. Samples with extreme grades were visually compared to surrounding data.  Most extreme grades are encountered in high-grade portions of modelled dikes and are well constrained by surrounding holes. Where extreme grades were unusually high relative to surrounding samples, they were capped at 3.0 % Li2O. This affected one composite sample (4.20 % and 3.29 % Li2O).

>The process of validation, the checking process used, the comparison of model data to drill hole data, and use of
Block model estimates for the Central Property resource were validated visually and statistically. Estimated block grades were compared visually in section against the corresponding input data values. Additionally, trend plots of input data and block

Criteria	JORC Code explanation	Commentary
reconciliation data if available.
estimates were compared for swaths generated in each of the three principal geometric orientations (northing, easting and elevation). Statistical validation included a comparison of composite means, and average block model grades, and a validation by Global Change of Support analysis.

Cut-off parameters	>The basis of the adopted cut-off grade(s) or quality parameters applied.	The Mineral Resource is reported using a 0.4% Li2O cut-off which approximates cut-off grades used for comparable spodumene bearing pegmatite deposits exploited by open pit mining.
Mining factors or assumptions
>Assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential mining methods, but the assumptions made regarding mining methods and parameters when estimating Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the mining assumptions made.

The methods used to design and populate the Central Property Mineral Resource block model were defined under the assumption that the deposit will be mined via open pit methods, since the depth, geometry and grade of pegmatites at the property make them amenable to exploitation by those methods. Inspection of drill cores and the proximity of open pit mines in similar rock formations indicate that ground conditions are likely suitable for such a mining method.  The sensitivity of the resource to a conceptual pit shell derived from a Whittle optimization using estimated block value and mining parameters appropriate for determining reasonable prospects of economic extraction was investigated. These include a commodity price equivalent to approximately $750/t for spodumene concentrate (at 6% Li2O), a mining cost of $1.85/t, a processing cost of $20/t, a maximum pit slope of 50° and appropriate recovery and dilution factors. The conceptual shell extends to the base of the resource model, where the deposit is open, and beyond the modelled strike extent of the resource model where the deposit is open. Accordingly, the entire Central resource is considered to have reasonable prospects of eventual economic extraction.

Metallurgical factors or assumptions
>The basis for assumptions or predictions regarding metallurgical amenability. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential metallurgical methods, but the assumptions regarding metallurgical treatment processes and parameters made when reporting Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the metallurgical assumptions made.

The material targeted for extraction comprises the mineral spodumene, for which metallurgical processing methods are well established. No specific detail regarding metallurgical assumptions have been applied in the estimation the current Mineral Resource. Based on metallurgical flotation test work reported by the company, which indicates spodumene concentrate grades exceeding 6.0% Li2O and less than 1.0% Fe2O3, the Competent Person has assumed that metallurgical concerns will not pose any significant impediment to the economic processing and extraction of spodumene from mined pegmatite.

Environmental factors or assumptions
>Assumptions made regarding possible waste and process residue disposal options. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider the potential environmental impacts of the mining and processing operation. While at this stage the determination of potential environmental impacts, particularly for a greenfields project, may not always be well advanced, the status of early consideration of these potential environmental impacts should be reported. Where these aspects have not been considered this should be reported with an explanation of the environmental assumptions made.

No assumptions have been made regarding waste streams and disposal options, however the development of local pegmatite deposits within similar rock formations was not impeded by negative environmental impacts associated with their exploitation by open cut mining methods. It is reasonable to assume that in the vicinity project there is sufficient space available for the storage of waste products arising from mining.

Bulk density
>Whether assumed or determined. If assumed, the basis for the assumptions. If determined, the method used, whether wet or dry, the frequency of the measurements, the nature, size and representativeness of the samples.

In situ bulk densities for the Central Property Mineral Resource have been assigned based on representative averages developed from determinations made on drill core collected from throughout the Core Property where pegmatites have comparable minerology and physical properties. The Competent Person considers the values chosen to be suitably representative.

>The bulk density for bulk material must have been measured by methods that adequately account for void spaces (vughs, porosity, etc.), moisture and differences between rock and alteration zones within the deposit.

Fresh pegmatite and waste rock densities have been assigned on a lithological basis. Density values are derived from a total of 125 determinations made by SGS Labs, Lakefield, Ontario on selected drill core from the Core Property using the displacement method. At the Central Property a further 25 determinations were made by Piedmont geologists in the field also using the displacement method allowing compatibility with, and use alongside, the SGS results. Determinations made by Piedmont were predominately.

Criteria	JORC Code explanation	Commentary
collected from weathered rock. Void spaces were adequately accounted for by coating samples in cling film
>Discuss assumptions for bulk density estimates used in the evaluation process of the different materials.
Simple averages were generated for fresh pegmatite (2.71 t/m3), pegmatite saprolite (2.39 t/m3), overburden waste rock (1.21 t/m3, saprolite waste rock (1.25 t/m3) and amphibolite country rock (2.74 t/m3)

Classification	>The basis for the classification of the Mineral Resources into varying confidence categories.
The Mineral Resource has been classified as Indicated and Inferred on a qualitative basis; taking into consideration numerous factors such as: the validity and robustness of input data and the estimator’s judgment with respect to the proximity of resource blocks to sample locations and confidence with respect to the geological continuity of the pegmatite interpretations and grade estimates. All blocks captured in pegmatite dike interpretation wireframes below the topography surface are classified as Inferred. Indicated classification boundaries were generated that define a region of blocks that, overall, meet the following criteria: Within major pegmatite dikes that have an along strike and down dip continuity greater than 200 m and 50 m respectively and that have a true thickness greater than 2.5 m; and that are informed by at least two drill holes and eight samples within a range of approximately 20 m to the nearest drill hole in the along strike or strike and downdip directions. No Measured category resources are estimated.

>Whether appropriate account has been taken of all relevant factors (i.e. relative confidence in tonnage/grade estimations, reliability of input data, confidence in continuity of geology and metal values, quality, quantity and distribution of the data).

The classification reflects areas of lower and higher geological confidence in mineralized lithological domain continuity based on the intersecting drill sample data numbers, spacing and orientation. Overall mineralization trends are reasonably consistent within the various lithology types over numerous drill sections.

	>Whether the result appropriately reflects the Competent Person’s view of the deposit	The Central Property Mineral Resource estimate appropriately reflects the Competent Person’s views of the deposit.
Audits or reviews	>The results of any audits or reviews of Mineral Resource estimates.	Internal audits were completed by CSA which verified the technical inputs, methodology, parameters and results of the estimate. The current model has not been audited by an independent third party.
Discussion of relative accuracy/ confidence
>Where appropriate a statement of the relative accuracy and confidence level in the Mineral Resource estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the resource within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors that could affect the relative accuracy and confidence of the estimate.

The Central Property Mineral Resource accuracy is communicated through the classification assigned to the deposit. The Mineral Resource estimate has been classified in accordance with the JORC Code, 2012 Edition using a qualitative approach. All factors that have been considered have been adequately communicated in Section 1 and Section 2 of this Table.

>The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used.
The Central Property Mineral Resource statement relates to a global estimate of in-situ mineralized rock tonnes, Li2O% grade, estimated Li2O tonnage and the calculated lithium carbonate equivalent.
	>These statements of relative accuracy and confidence of the estimate should be compared with production data, where available.	There is no recorded production data for the Piedmont properties.